

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE





05002512

January 21, 2005

Mark A. Weiss
Keating, Muething & Klekamp PLL
1400 Provident Tower
One East Fourth Street
Cincinnati, OH 45202

Act: 1934
Section:
Rule: 14a-8
Public Availability: 1/21/2005

Re: Infinity Property and Casualty Corporation

Dear Mr. Weiss:

This is in regard to your letter dated January 19, 2005 concerning the shareholder proposal submitted by Third Point Management Company L.L.C. for inclusion in Infinity's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Infinity therefore withdraws its January 11, 2005 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.


JAN 2 5 2005

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

cc: Daniel S. Loeb
Managing Member
Third Point Management Company L.L.C.
360 Madison Avenue, 24th Floor
New York, NY 10017

PROCESSED
FEB 03 2005
THOMSON
FINANCIAL

1195933

MARK A. WEISS
DIRECT DIAL: (513) 579-6599
FACSIMILE: (513) 579-6457
E-MAIL: MWEISS@KMKLAW.COM

January 11, 2005

via EDGAR and Overnight Mail

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Infinity Property and Casualty Corporation
Shareholder Proposal Received from
Third Point Management Company L.L.C. ("Third Point")

Dear Ladies and Gentlemen:

We are writing as counsel to Infinity Property and Casualty Corporation to inform you that Infinity intends to omit a shareholder proposal from its proxy statement and form of proxy for Infinity's 2005 Annual Shareholders' Meeting pursuant to Rule 14a-8 under the Securities Exchange Act of 1934. The proposal and a December 17, 2004 letter from Daniel S. Loeb, Managing Member of Third Point, to James R. Gober, Infinity's Chairman, President and Chief Executive Officer, accompanying the proposal are attached as Exhibit A. The proposal requests that the Board of Directors authorize and initiate a share repurchase program. We request confirmation that the Staff of the Division of Corporation Finance will not recommend enforcement action if Infinity omits the proposal from its proxy materials for the 2005 Annual Meeting for the reasons set forth below.

On January 7, 2005, Infinity announced that its Board of Directors has authorized a share repurchase program whereby the company may repurchase up to $50 million of Infinity's outstanding common stock over the next three years. The January 7, 2005, press release is attached as Exhibit B. Infinity has requested in writing that Third Point withdraw its proposal, but Infinity has not yet received a definitive written response to this request.

The 2005 Annual Shareholders' Meeting is scheduled to be held on May 10, 2005, and Infinity intends to file its definitive proxy materials with the Commission on or about April 5, 2005 and to commence mailing of those materials to shareholders on the same date.

We believe that the proposal may be omitted from Infinity's proxy materials pursuant to Rules 14a-8(i)(7) and (10).

The Proposal Has Been Substantially Implemented by Infinity (Rule 14a-8(i)(10))

We believe that the proposal is properly excludable from the 2005 Proxy Statement pursuant to Rule 14a-8(i)(10) because the proposal has been substantially implemented by Infinity. As discussed above, on January 7, 2005, Infinity announced that its Board of Directors has authorized a share repurchase program whereby the company may repurchase up to $50 million of Infinity's outstanding common stock over the next three years. In this case, then, Infinity has more than "substantially implemented" the proposal—Infinity has specifically implemented the proposal in full. The full text of the actionable portion of the proposal states:

> We recommend to the Board of Directors that they authorize and initiate a share repurchase program to return excess capital to the shareholders.

Therefore, Infinity has gone beyond substantially implementing the proposal at issue and has, in fact, rendered the proposal entirely moot.

The Proposal Relates to the Conduct of the Ordinary Business Operations of Infinity (Rule 14a-8(i)(7))

Rule 14a-8(i)(7) provides that a registrant may omit a shareholder's proposal and any statement in support thereof from its proxy materials "if the proposal deals with a matter relating to the company's ordinary business operations." As the Commission stated in a 1998 release:

> The general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting.
>
> The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. . .
>
> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. . .

Securities and Exchange Commission Release 34-40018 (effective June 29, 1998).

The decision whether to repurchase shares of Infinity's outstanding stock is an integral part of Infinity's capital raising, capital management and financing activities and clearly a matter relating to its ordinary business. The issuance and repurchase of a company's securities as part of its overall capital structure and financing activity is a fundamental aspect of the business and affairs of a corporation to be managed by Infinity's Board of Directors. The decision to repurchase its shares, when to do so and the terms of such purchases involve expert financial analysis that must be consistent with the other current and long-term financial policies and goals of Infinity. Accordingly, a company's ability to repurchase its shares must fall under the umbrella of "ordinary business operations" as contrasted with those limited activities which mandate the concurrence of shareholders.

The decision to repurchase shares of Infinity's stock raises complex financial issues, the resolution of which requires a high degree of business expertise and specific, detailed knowledge about Infinity and should not be the subject of shareholder consideration. Allowing shareholders to direct such financial policies has the effect of second guessing the day-to-day business operations of Infinity, which shareholders should not be permitted to do by way of the shareholder proposal process. State law provides shareholders the ultimate alternative remedy—namely, the power to elect new directors—if they are dissatisfied with the manner in which such ordinary business operations of Infinity are conducted.

On numerous occasions, the Commission has taken the position that the determination by a company to repurchase its stock is a matter relating to the conduct of the company's ordinary business operations. *See* Medstone International, Inc. (May 1, 2003) (proposal to mandate company's repurchase of a certain amount of shares within a specified period of time); Cleco Corporation (January 21, 2003) (proposal to redeem shares of preferred stock); Lucent Technologies (November 16, 2000) (proposal for share repurchase program); Ford Motor Company (March 28, 2000) (proposal for share repurchase program); The LTV Corporation (February 15, 2000) (proposal for program to repurchase common stock); Food Lion, Inc. (February 22, 1996) (proposal to amend existing stock repurchase plan in order to accelerate and expand the amount of stock repurchased); The Clothestime, Inc. (March 13, 1991) (proposal to repurchase common stock in the open market); Chevron Corporation (February 15, 1990) (proposal to repurchase common stock in the open market); and Research-Cottrell, Inc. (December 31, 1986) (proposal to repurchase common stock in open market or block transactions). *See also* Apple Computer, Inc. (March 3, 2003) (proposal relating to management requirements for corporation's share repurchase program); Pfizer Inc. (February 7, 2003) (proposal to limit buyback of shares within specified limits); and Ford Motor Company (March 26, 1999) (proposal to amend corporation's bylaws to require that it not repurchase its common stock except under certain circumstances).

Because the proposal requests that Infinity adopt a program for the repurchase of shares of its outstanding stock, a matter which the Commission has characterized as constituting "ordinary business operations," we believe that the proposal may be omitted from Infinity's 2005 Proxy Statement pursuant to Rule 14a-8(i)(7).

Accordingly, based on the foregoing, we believe that Infinity may properly omit the proposal under Rules 14a-8(i)(7) and (10). We request that the Staff indicate that it will not recommend enforcement action to the Commission if Infinity omits the proposal.

Enclosed are six copies of this letter. A copy of these materials is being sent to the proponent, Third Point, as notice of Infinity's intention to omit the proposal from its proxy materials for its 2005 Annual Shareholders' Meeting.

Sincerely yours,

KEATING, MUETHING & KLEKAMP, P.L.L.

By: 
Mark Weiss

cc: Daniel S. Loeb
Managing Member
Third Point Management Company L.L.C.

1388119.4

EXHIBIT A



Third Point Management Company L.L.C.

VIA FACSIMILE, ELECTRONIC MAIL & AIRBORNE COURIER

December 17, 2004

Mr. Samuel J. Simon
General Counsel, Senior Vice President and Secretary
Infinity Property & Casualty Corporation
2204 Lakeshore Drive, Suite 125
Birmingham, AL 35209

Dear Mr. Simon:

Pursuant to Securities and Exchange Commission Rule 14a-8 and Infinity Property & Casualty Corporation's ("Infinity" or the "Company") guidelines with respect to shareholder proposals, we are submitting the following proposal and supporting paragraph for inclusion in the Company's proxy materials in respect of the 2005 shareholder meeting:

Proposal:

We recommend to the Board of Directors that they authorize and initiate a share repurchase program to return excess capital to shareholders. Through the shareholders' support for this proposal, we hope to send a strong signal to management and the Board that we will not sit idly by while value is eroded and that we expect the Board to act in a shareholder-oriented manner with respect to capital management.

Reasons:

Infinity is rapidly accumulating excess capital which is earning a sub-optimal rate of return. Considering the Company's moderate prospects for premium growth, continued high levels of profitability, lack of adequate reinvestment alternatives and meager leverage as measured by net premiums written to statutory surplus, we strongly believe that the Company should determine on a regular basis the amount of its excess capital and return it to shareholders in the form of systematic share repurchases. Two of the Company's competitors, Progressive and Allstate, have recently enacted substantial capital management programs for these very same reasons. We see no reason why Infinity must retain this growing abundance of capital, especially considering the low level of ratings sensitivity in the non-standard automobile insurance industry. The

360 Madison Avenue, 24th Floor, New York, NY 10017 • Tel: 212-224-7400 • Fax: 212-224-7401

Directors of Infinity need to receive a strong signal from shareholders who, by approving this proposal, will send precisely that message.

We confirm that we intend to present this proposal in person at the 2005 annual meeting of shareholders and that we intend to continue to hold at least $2,000 in market value of the Company's common stock through the date of that meeting.

Sincerely,



Daniel S. Loeb
Managing Member
CC: Infinity Board of Directors



Third Point Management Company L.L.C.

VIA FACSIMILE, ELECTRONIC MAIL & AIRBORNE COURIER

December 17, 2004

Mr. James R. Gober
Chairman, President and Chief Executive Officer
Infinity Property & Casualty Corporation
2204 Lakeshore Drive
Birmingham, AL 35209

Dear Mr. Gober:

Third Point Management Company L.L.C. ("Third Point") is a significant shareholder of Infinity Property & Casualty Corporation ("Infinity" or the "Company"), as evidenced by our current holdings of 885,000 shares, representing 4.3% of the Company's outstanding common stock and having a market value of $30.5 million. As you are well aware, Third Point has been a long-term shareholder in Infinity, having established the majority of our position at $16 in connection with the Company's initial public offering in February 2003. In fact, we added meaningfully to our position during the first day of trading when the Company's stock traded below the IPO price. Since the offering, Third Point has been richly rewarded as the stock has appreciated approximately 115% and closed recently at $34.43. Notwithstanding the results on this investment, we are growing increasingly frustrated with the Board of Directors' inaction with respect to capital management. On August 16th, we sent you a letter in which we expressed our strong opinion that Infinity should initiate a share repurchase program to utilize the rapidly accumulating excess capital being generated by the Company. Shortly thereafter, we had discussions with both the General Counsel, Samuel Simon, and the Company's lead Director, Gregory Joseph, in which we outlined our rationale for the share repurchase program and received a commitment that the topic of capital management alternatives would be discussed at the next meeting of the Board of Directors, which was to be held on October 25th. Almost two months have passed since the last Board meeting in which capital management was supposed to be discussed, and we have yet to receive any sort of feedback regarding our recommendation. Meanwhile, two of your competitors, Progressive Corporation and Allstate Corporation, have announced significant share buyback programs which have been very favorably received by the marketplace. We would strongly encourage you and the Board to notice the stock price performance and the glowing research by the sell-side analysts immediately following each of these Companies' share repurchase announcements as further evidence that the marketplace

360 Madison Avenue, 24th Floor, New York, NY 10017 • Tel: 212-224-7400 • Fax: 212-224-7401

rewards companies that are proactive and shareholder-oriented with respect to capital management strategies.

Considering the Board's lack of responsiveness and apparent unwillingness to return capital to shareholders, we feel we must elevate our efforts to the next level. Pursuant to Securities and Exchange Commission Rule 14a-8 and the Company's guidelines with respect to shareholder proposals, we are submitting a proposal for inclusion with the Company's proxy materials in respect of the upcoming shareholder meeting in 2005. While we have maintained a good working relationship with the Company in the past, the Board needs to realize that the Company's shareholders are not willing to sit idly by while capital rapidly accumulates and earns an increasingly unacceptable rate of return. We strongly believe that other shareholders will support our proposal and hope that this show of support by likeminded investors will motivate what appears to be an indifferent Board of Directors to act in the best interest of Infinity's shareholders. As an attachment, we have included the letter that we have sent to Samuel Simon that includes our shareholder proposal and rationale behind our recommendation.

As we referenced in our last correspondence with you, you may have read certain press releases and securities filings concerning Third Point in which our firm has been forced to take an activist role. We mentioned in our previous correspondence to you that we did not wish to develop an adversarial relationship with you and the Board but wished to engage in a constructive and positive dialogue. We would like to reiterate that our intentions in this respect have not changed. Nevertheless, in the absence of any effort by the Board to engage its shareholders in a productive conversation regarding capital management, we are initiating the conversation ourselves and look forward to reviewing the results of our shareholder proposal at the next shareholder meeting.

Sincerely,



Daniel S. Loeb
Managing Member
CC: Infinity Board of Directors

Press Release

Source: Infinity Property and Casualty Corporation

Infinity Property and Casualty Announces Share Repurchase Program

Friday January 7, 8:00 am ET

BIRMINGHAM, Ala., Jan. 7 /PRNewswire-FirstCall/ -- Infinity Property and Casualty Corporation (Nasdaq: IPCC - News) announced today that its Board of Directors has authorized a share repurchase program whereby the company may repurchase up to $50 million of the company's outstanding common shares over the next three years.

"Strong earnings in the last two years permit us to return a portion of capital to our shareholders," said Chairman, President and CEO James R. Gober. Mr. Gober continued, "This repurchase program is consistent with our twin goals of maximizing shareholder returns and prudently managing our capital, which includes maintaining appropriate capital levels to support future growth and current debt and financial strength ratings."

Shares will be repurchased from time to time as market conditions warrant and subject to regulatory considerations.

Infinity Property and Casualty Corporation is a national provider of personal automobile insurance with an emphasis on nonstandard auto insurance. Its products are offered through a network of approximately 14,000 independent agencies. For more information about Infinity, please visit http://www.ipacc.com .

Source: Infinity Property and Casualty Corporation

KMK Keating, Muething & Klekamp PLL
ATTORNEYS AT LAW

MARK A. WEISS
DIRECT DIAL: (513) 579-6599
FACSIMILE: (513) 579-6457
E-MAIL: MWEISS@KMKLAW.COM

January 19, 2005

via EDGAR and Overnight Mail

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Infinity Property and Casualty Corporation
Withdrawal of No-Action Letter Request Relating to
Shareholder Proposal Received from
Third Point Management Company L.L.C. ("Third Point")

Ladies and Gentlemen:

By letter dated January 11, 2005, Infinity Property and Casualty Corporation requested confirmation that the Staff of the Division of Corporation Finance would not recommend enforcement action if Infinity omitted a proposal from its proxy materials for its 2005 Annual Meeting. The proposal, which had been submitted to Infinity by letter dated December 17, 2004 from Third Point, requested that the Board of Directors authorize and initiate a share repurchase program.

By letter dated January 13, 2005, from Third Point to Infinity, Third Point formally withdrew its proposal. The January 13, 2005 letter from Third Point to Infinity is attached as Exhibit A.

Therefore, Infinity is withdrawing its no-action letter request dated January 11, 2005.

Enclosed are six copies of this letter. Please contact me with any questions regarding this matter.

Sincerely yours,

KEATING, MUETHING & KLEKAMP, P.L.L.



By:____________________
Mark Weiss

cc: Daniel S. Loeb (via facsimile)
Managing Member
Third Point Management Company L.L.C.

EXHIBIT A



Third Point Management Company L.L.C.

VIA FACSIMILE AND U.S. MAIL

January 13, 2004

Mr. James R. Gober
Chairman, President and Chief Executive Officer
Infinity Property & Casualty Corporation
2204 Lakeshore Drive
Birmingham, AL 35209

Dear Jim:

Certain entities controlled by Third Point Management Company L.L.C. ("Third Point") currently hold 1,150,000 shares of Infinity Property & Casualty Corporation ("Infinity" or the "Company"), representing 5.6% of the Company's outstanding common stock. We have been a holder of Infinity shares since the Company's initial public offering in February 2003.

Pursuant to Securities and Exchange Commission Rule 14a-8 and the Company's guidelines with respect to shareholder proposals, we had previously submitted a shareholder proposal for inclusion in the Company's 2005 proxy materials. Considering the Board's recent decision to authorize a share repurchase program and its tacit support for our proposal, we hereby formally withdraw our shareholder proposal from the Company's proxy materials. However, although we agree with the Board's decision to authorize a repurchase program and return excess capital to shareholders, we believe that the size of the authorization is not proportional to the size of the Company's current and expected amount of excess capital. Considering the Company's strong profitability, growth prospects and low levels of underwriting leverage, the Company should generate excess capital far in excess of $50.0 million over the next three years. We urge the Company to exhaust this authorization swiftly and return to the Board with a request for a more sizable authorization.

We applaud the Board's decision to authorize this initial share repurchase program and appreciate your thoughtful consideration of our proposal.

Sincerely,



Daniel S. Loeb
Managing Member
CC: Infinity Board of Directors

360 Madison Avenue, 24th Floor, New York, NY 10017 • Tel: 212-224-7400 • Fax: 212-224-7401